                                                         SOLAR ENERGY LIMITED
                                                      145-925 West Georgia Street
                                                  Vancouver, British Columbia V6C 3L2

April 24, 2006

Scott Ruggiero
Mail Stop 3561
Division of Corporate Finance
450 Fifth Street, N.W.
United States Securities and Exchange Commission
Washington, D.C.  20549-0405

          RE:      Solar Energy Limited
                   Form 10-KSB/A for Fiscal Year Ended December 31, 2004 and Form 10-QSB/A for the Quarter Ended September 30, 2005
                   File No. 1-14791

Dear Mr. Ruggiero:

Thank you for your comments dated March 31, 2006 related to our disclosure on Form 10-KSB/A for Solar Energy Limited for the year ended December 31, 2004, and our disclosure on Form 10-QSB/A for the quarter ended September 30, 2005. We enclose a copy of our Form
10-QSB/A-2 and a redlined copy of same for your reference.

On behalf of the Company, we submit this response letter electronically and by overnight delivery.

Please direct copies of all responses and any additional comments to the following address and fax number:

         Andrew Wallace
         Chief Executive Officer
         Solar Energy Limited
         145-925 West Georgia Street
         Vancouver, British Columbia, V6C 3L2,       Canada
         Telephone: (604) 669-4771
         Facsimile: (604) 669-4731

The following are our detailed responses to your comments.

Form 10-KSB/A for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1.        Please revise and have your auditors remove any reference to a regulatory review.

Response:
         Our auditors have removed any references to a regulatory review from their report. The new report was filed on Form
         10-KSB/A-2 for the period ended December 31, 2004 on April 17, 2006.

2.        Please have your auditors revise their report over your consolidated financial statements to remove the reference to the
          Public Company Accounting Oversight Board (United States) in the third paragraph of their audit report. The audit report should render an opinion on whether your financial statements are presented in accordance with generally accepted accounting principles in the Unites States, and not the standards of the PCAOB.

Response:
         Our auditors have removed the third paragraph of their report to remove the erroneous reference to PCAOB standards and replaced same with a reference to accounting principals generally accepted in the United States of America.

Note 14 - Restatement of Financial Statements, page F-19

3.        We advise you that the deferred gain on the sale of RECO and Sunspring does not appear to meet the definition of comprehensive income as defined in paragraph 70 of Concepts Statement 6. Please remove your reference to other comprehensive income in your disclosure and describe the deferred gain as a liability which was reversed upon the rescission of these sale agreements. Refer also to SFAS No. 130, Reporting Comprehensive Income.

Response:
         We have revised Note 14 to describe the deferred gain as a liability.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

Interim Consolidated Statements of Operations, page 5

4.        Please provide us with a reconciliation of your consolidated income statement for the period January 5, 1994 (inception) to
          September 30, 2005 to your consolidated income statement for the period from January 5, 1994 to December 31, 2004 as presented in your amended Form 10-KSB. Specifically, we are unable to reconcile the general and administrative, gain (loss)
          on investments, and gain (loss) on sale of subsidiary line items.

Response:
         We have amended our Form 10-QSB for the period ended September 30, 2005, filed with the Commission on April 24, 2006, to reconcile our consolidated income statement for the period from January 5, 1994 to September 30, 2005 to our consolidated income statement for the period from January 5, 1994 to December 31, 2004.

Interim Consolidated Statement of Cash Flows, page 6

5.        Please provide us with a reconciliation of your consolidated statement of cash flow for the period January 5, 1994
          (inception) to September 30, 2005 to your consolidated statement of cash flows for the period from January 5, 1994 to
          December 31, 2004 as presented in your amended Form 10-KSB. Specifically, we are unable to reconcile the stock issued for
          r&d expenses, gain on investments, gain on sale of subsidiary line items in cash flows from operating activities as well as the cash received on sale of investment and cash received on forfeited deposit in cash flows from investing activities.

Response:
         We have amended our Form 10-QSB for the period ended September 30, 2005, to reconcile our consolidated statement of cash flows for the period from January 5, 1994 to September 30, 2005 to our consolidated statement of cash flows for the period from January 5, 1994 to December 31, 2004.

Notes to the Interim Consolidated Financial Statements, page 8

a. Organization, page 10

6.        We note that you entered into your stock purchase agreements to acquire Planktos, Inc. and D2Fusion, Inc. with Russ George, a related party. Please revise your disclosure to indicate the nature of your relationship with Russ George. Refer to paragraph 2 of SFAS No. 57, Related Party Disclosures.

Response:
          We have amended the notes to our consolidated financial statements on Form 10-QSB for the period ended September 30, 2005, to indicate that Mr. Russ George is deemed to be a related party.

7.        We note your disclosure that you received a $250,000 cash payment upon the execution of your agreement with Diatom
          Corporation, which you appear to have recognized as sales in the quarterly period ended September 30, 2005. We note however, that you do not plan to implement the iron-fertilization prove-out program until the first six months of 2006; further, you appear to have an obligation to perform research and development services for Diatom as defined by paragraph 10 of SFAS No.
          68. It appears that the $250,000 cash payment should have been recorded as deferred revenue to be recognized over the course of the prove-our program. Additionally, it appears that since Diatom has only agreed to fund 25% of the program, you will recognize a loss on this contract. Please tell us why you did not recognize your estimated loss on the contract upon its execution. Refer to paragraphs 85-89 of SOP 81-1.

Response:
         We have amended our Form 10-QSB for the period ended September 30, 2005, to recognize the $250,000 cash payment as deferred revenue.

         Our decision not to recognize a loss on the iron-fertilization agreement as of September 30, 2005 was made based on the timing of the commencement of the prove out program. We are yet to commence the implementation of the prove out program and therefore have not yet recognized a loss on the iron-fertilization agreement. We expect to commence the prove out program this year and will recognize a loss on the iron-fertilization agreement at that time.

Note 4 - Mining and Mineral Rights, page 12

8.        We note your disclosure that you entered into an agreement to purchase certain mineral rights located in the vicinity of
          Tambogrande, Peru on August 11, 2005. You have previously disclosed in prior filing disclosures that you entered into this agreement on November 17, 2004. Please revise to correct this inconsistency.

Response:
         We have amended Note 4 of our interim consolidated financial statements our Form 10-QSB for the period ended September 30,
          2005, filed with the Commission on April 21, 2006, to clarify this inconsistency.

         "Note 4 - Mining and Mineral Rights
         On November 17, 2004, the Company entered into an agreement with Manhattan Minerals Corp. ("Manhattan") to purchase certain mining and mineral rights located in the vicinity of Tambogrande, Peru. Pursuant to the agreement, the Company was required to pay cash totaling $600,000. As of December 31, 2004, the Company had paid a $50,000 refundable deposit to Manhattan.
         The Company and Manhattan, by mutual consent, terminated the agreement in May of 2005, with the understanding that the
         $50,000 deposit would be refunded to the Company, of which $25,000 was refunded as of June 30, 2005.
         On August 11, 2005, the Company and Manhattan extended the terms of the original agreement for an additional 90-day option period. Subsequent to the period ended September 30, 2005, the option expired and $25,000 remains due to the Company."
Management's Plan of Operation, page 17

Business, page 20

9.        Please revise to include a discussion of your obligations to assist Planktos, Inc. and D2Fusion Inc. in the process of becoming public companies and to arrange for their financing. Please include a description of your plan over the next twelve months to meet your obligations. Refer to Item 303(a) of Regulation S-B.

Response:
          We have amended our Form 10-QSB for the period ended September 30, 2005, to include four new paragraphs to describe our initial plan to assist Planktos, Inc. to become a separate public company and our initial plan to introduce D2Fusion to public and private sources of funding as follows:

         "Planktos, Inc.

         On August 10, 2005, the Company acquired Planktos, Inc., ("Planktos") from Russ George as a wholly owned subsidiary for a purchase price of one million five hundred thousand dollars ($1,500,000) in the form of a convertible debenture. The convertible debenture has a 5 year term, bears interests at 5% and is convertible into Company's shares at 10% below market at any time after twelve (12) months and prior to the expiration of the debenture.  The acquisition also commits the Company to assist Planktos in the process of becoming a public company either by reverse acquisition into an existing public entity or through offering assistance with an initial public offering of Planktos' common stock and to advance up to $1,500,000 in the form of loans over the next twelve months.

         Our immediate plan is to fund Planktos through a series of inter-company loans. We will introduce Planktos as a potential acquisition candidate to other public companies interested in commercializing "green" solutions for perceived environmental problems while considering traditional debt and equity sources of funding. We also plan to consider a "spin-off" of our interest in Planktos, in the form of a dividend on a pro rata basis to the Company's shareholders as an initial step to form
         Planktos as a separate public company."

         "D2Fusion, Inc.

         On August 18, 2005, the Company acquired D2Fusion Inc., ("D2Fusion") from Russ George as a wholly owned subsidiary for a purchase price of two million dollars ($2,000,000) in the form of a convertible debenture. The convertible debenture has a 5 year term, bears interest at 5% and is convertible into Company's shares at 10% below market at any time after twelve (12)
         months and prior to the expiration of the debenture.  The acquisition also commits the Company to arrange financing of not less than $2,200,000 and to introduce D2Fusion to the public capital markets for the purpose of raising additional capital in excess of the Company's financing obligations.

         Our immediate plan is to fund D2Fusion through a series of inter-company loans. We will introduce D2Fusion to prospective debt and equity funding sources to raise the funding required by the acquisition. We also plan to consider a "spin-off" of our interest in D2Fusion, in the form of a dividend on a pro rata basis to the Company's shareholders as an initial step to form D2Fusion as a separate public company. D2Fusion may then consider the necessity of a secondary offering of common stock that could generate capital in excess of the Company's financing obligations."

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company's filing on Form 10-KSB/A-2 for the year ended December 31, 2004, or on Form 10-QSB/A-2 for the quarter ended
September 30, 2005, please contact me.  I may be reached at (604) 669-4771.

Sincerely,

/s/ Andrew Wallace
Andrew Wallace

Chief Executive Officer